Exhibit 99.1

Lombard Medical’s CEO Steps Down

OXFORDSHIRE, England--(BUSINESS WIRE)--April 18, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular aortic aneurysm repair products, today announced that Simon Hubbert has stepped down from his position as CEO on April 18 after serving in the role for more than six years. A search is underway for a successor and an announcement is expected in due course.

Hubbert joined Lombard during 2010 and was appointed CEO in 2011. During Hubbert’s tenure, Lombard achieved several significant milestones, including US FDA and Japan PMDA approval for Aorfix™, its flagship product. In Japan, Aorfix now holds an approximate eight percent market share. In 2014, Lombard consummated a NASDAQ IPO, and in 2015, acquired pre-revenue stage Altura® Medical. Most recently, in December 2016, Lombard executed a strategic alliance with one of China’s largest medical devices companies, MicroPort Scientific Corporation.

“Simon made many significant contributions during his six years as CEO of Lombard including expanding the Company’s product portfolio and geographic reach,” said Raymond W. Cohen, Chairman of the Board of Directors. “On behalf of the board and shareholders, we thank Simon for his contributions and diligent efforts during a time of significant change in the endovascular aneurysm repair market. We wish him well in his future endeavors.”

About Lombard Medical, Inc.
Lombard Medical, Inc., based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. The Company has global regulatory approval for Aorfix, an endovascular stent graft that has been specifically designed to treat patients with aortic neck angulation up to 90 degrees. Lombard also manufactures and markets CE-marked Altura, an ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of standard AAA anatomies. The Altura endograft system is sold in select European markets. For more information, please visit www.lombardmedical.com.

CONTACT:
Lombard Medical, Inc.
William J. Kullback, 949-748-6764
Chief Financial Officer
bill.kullback@lombardmedical.com